Exhibit 99.1

Envigado, December 10, 2024

PAYMENT OF DIVIDENDS

(“OTHER EVENTS”)

Almacenes Éxito S.A. (the “Company”) informs its shareholders and the market in general that, in accordance with the profit distribution proposal approved by the General Shareholders’ Meeting at its ordinary meeting held on March 21, 2024, and the relevant information published by the Company on April 18, July 09, and October 08, the fourth and last installment of dividend payments in Colombia, equivalent to COP 25,193,140,406, will be paid today.